SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

News Release

October 27, 2005 at 06.55 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso creates platform for stronger financial performance

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that the pulp and paper industry is generally suffering from poor profitability. Stora Enso is facing several challenges in Europe, such as rising input costs, structural overcapacity and increased competition from low-cost regions. Despite its significant global presence and investment focus on new growth markets, the Group’s main market remains Europe, where it is vital to secure better financial performance and long-term competitiveness.

“The two improvement programmes, Profit 2007 and Asset Performance Review (APR), will improve the competitiveness of our European platform through continued development of core assets. At the same time we are increasingly focusing investments on new growth markets,” CEO Jukka Härmälä explains.

Two main initiatives are:

•	Profit 2007 – improvement in annual pre-tax profit of EUR 300 million

•	Asset Performance Review (APR) – short-term reduction of about 400 000 tonnes in annual capacity

Profit 2007 – target EUR 300 million improvement in annual pre-tax profit from mid 2007 onwards

To be achieved by:

•	Reducing production costs (EUR 160 million)

•	Reducing support and administration costs (EUR 120 million)

•	Improving sales and production mix (EUR 20 million)

•	Reducing personnel by about 2 000

The profit improvement target of the Profit 2007 programme is based on 2005 price and cost levels and is net of implementation costs.

Production costs

The main production cost saving measures will be reductions in raw material and maintenance costs, and a review of mill organisations. Costs will be reduced through energy-saving programmes at various mills, reduced use of chemical pulp and recipe changes, more efficient and globally co-ordinated purchasing, and further optimisation of logistics.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

Support and administration costs

The main changes in administration and support functions will be a review of headquarter operations, reorganisation of the sales network and further development of shared services. IT platforms will be consolidated and standardised.

Planned changes include:

•	Establishing Human Resources and Accounting shared services

•	Integrating administration of:

•	Skutskär and Norrsundet mills in Sweden

•	Summa, Kotka and Anjala mills in Finland

•	Veitsiluoto and Kemijärvi mills in Finland

•	Kabel and Reisholz mills and Düsseldorf office in Germany

•	Reorganising Financial Services (Treasury) by moving a major part of the operations from London to Helsinki

Sales and production mix

The main aim as regards sales and production mix is to improve overall efficiency by optimising the customer and product portfolio. The product portfolio will be reviewed with the focus on profitability.

Personnel reductions

Personnel reductions totalling about 2 000 have been identified, half of them white-collar and half blue-collar staff. Slightly more than half of them would be in the Nordic countries and the rest elsewhere in Europe. No specific unit is especially affected. The final personnel reduction number will be determined after the local negotiations are completed. Possible outsourcing might reduce the workforce by a further 600–700 people. Provisions for the personnel-related restructuring costs as part of Profit 2007 will be made as the programme evolves.

Asset Performance Review (APR) to secure a competitive European production base

•	Planned closures of four units with approximately 400 000 tonnes annual capacity

•	Divestment of six production units

•	About 2 300 personnel potentially affected

The units that are planned to be closed under the APR have not been achieving the Group’s financial performance targets and are unlikely to do so in the future. These closures are intended to improve the viability of the remaining units. They will be individually scheduled and all will be completed during 2006.

Estimated effects of the restructuring and closures when they have all been completed (excluding the possible divestments):

•	Net sales decreased by about EUR 220 million

•	EBIT increased by about EUR 10 million

•	Working capital released about EUR 30 million

•	The Group anticipates provisions and write-downs in the fourth quarter of 2005 of approximately EUR 300 million, of which about EUR 50 million would have a cash impact

•	Currently identified personnel reductions due to closures about 730

Stora Enso Oyj

Business ID 1039050-8

2(5)

Summary of closures and divestments, which are subject to local rules and regulations:

Stora Enso Publication Paper

•	Planned closure of PM3 and PM4 at Corbehem Mill, France (LWC, 250 000 tonnes/year)

•	Divestment of Wolfsheck Mill, Germany, which is changing from SC to other paper grades (155 000 tonnes/year)

Stora Enso Fine Paper

•	Planned closure of PM1 at Varkaus Mill, Finland (WFC, 95 000 tonnes/year)

•	Divestment of Grycksbo Mill, Sweden (WFC, 280 000 tonnes/year)

•	Possible divestment of Celbi Mill, Portugal (short-fibre pulp, 305 000 tonnes/year)

Stora Enso Packaging Boards

•	Planned closure of Hammarby Mill, Sweden (plastic coating, 35 000 tonnes/year)

•	Planned closure of PM31 at Stevens Point Mill, USA (coated specialities, 25 000 tonnes/year)

•	Divestment of Pankakoski Mill, Finland (FBB, WPB, SBS, 95 000 tonnes/year)

Stora Enso Forest Products

•	Divestment of Veitsiluoto Sawmill, Finland (300 000 m³/year)

•	Divestment of Linghed Sawmill, Sweden (40 000 m³/year)

The divestment of these units would decrease net sales by EUR 490 million. The financial effects will be determined when the divestments are finally agreed. The decision to divest these units is based on an assessment of their profit potential, strategic fit or realisable value.

Further actions

In addition to the actions listed above, the following mills are under scrutiny and final decisions about possible actions will be taken within one year. The performance of the mills will be evaluated using a range of financial and operational measures, with long-term profitability the key criterion. All options for the future of these mills are currently open.

•	Summa Mill, Finland (MF, newsprint, improved newsprint, 405 000 tonnes/year)

•	Reisholz Mill, Germany (SC, 215 000 tonnes/year)

•	Berghuizer Mill, Netherlands (WFU, 235 000 tonnes/year)

•	Uetersen Mill, Germany (WFC, coated specialities 270 000 tonnes/year)

In addition, further analysis of the alignment of the Group’s strategy with its product and production asset portfolio is underway.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Stora Enso Oyj

Business ID 1039050-8

3(5)

On Thursday 27 October 2005 Stora Enso will announce its third quarter results at 10.00 a.m. Finnish time (9.00 CET).

Helsinki

You are most welcome to participate in the PRESS CONFERENCE in HELSINKI hosted by Jukka Härmälä, CEO, Hannu Ryöppönen, CFO, and Kari Vainio, Executive Vice President, Corporate Communications, at the Diana Auditorium, Erottajankatu 5, at 11.00 a.m. Finnish time (10.00 a.m. CET). The conference will be held in English.

Those unable to attend the press conference in Helsinki are invited to attend the press conference in STOCKHOLM or DÜSSELDORF, where the audio feed from the Helsinki conference can be heard and the presentation slides followed. Questions can be put live to Jukka Härmälä and Hannu Ryöppönen from any of these press conferences after the presentation.

Stockholm

The PRESS CONFERENCE in STOCKHOLM at 10.00 a.m. local time will be hosted by Yngve Stade, Senior Executive Vice President, Corporate Support and Country Manager of Sweden, and Keith B Russell, Senior Vice President, Investor Relations, and will take place at the City Conference, Drottninggatan 71 B, Norra Latin, conference room 357 (3rd floor).

Düsseldorf

The PRESS CONFERENCE in DÜSSELDORF at 10.00 a.m. local time will be hosted by Bernd Rettig, Senior Executive Vice President, Publication Paper, and Eberhard Potempa, Country Manager of Germany, and will take place at the Stora Enso office, Moskauer Straße 27.

Webcast of press conference

A LIVE WEBCAST (audio with synchronised slide presentation) of the press conference may be accessed on www.storaenso.com. The presentation material will be available on www.storaenso.com/investors at 10.00 CET (11.00 a.m. Finnish time).

www.storaenso.com

www.storaenso.com/investors

Previous press releases concerning Stora Enso’s profit improvement programme available at www.storaenso.com/press:

-	23 August 2005: Stora Enso is exploring the possibility of selling its Grycksbo Mill

-	20 June 2005: Stora Enso Timber completes negotiations with its personnel at Veitsiluoto Sawmill

-	3 May 2005: Stora Enso Timber to start negotiations with its personnel at Veitsiluoto Sawmill

Abbreviations used in the press release:

PM	paper machine
LWC	light-weight coated paper
SC	super-calendered paper
WFC	woodfree coated
FBB	folding boxboard

Stora Enso Oyj

Business ID 1039050-8

4(5)

WPB	wood pulp board
SBS	solid bleached sulphate board
MF	machine-finished paper
WFU	woodfree uncoatedBoards

Stora Enso Oyj

Business ID 1039050-8

5(5)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel